UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☑ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Rebuff Corp

Legal status of issuer

  Form
  Corporation

  Jurisdiction of Incorporation/Organization
  Florida

  Date of organization
  January 12, 2017

Physical address of issuer
13727 SW 152nd Street, #762, Miami, Florida 33177

Website of issuer
https://www.rebuffreality.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
August 12, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end (2021)	**Prior fiscal year-end (2020)**
Total Assets	$1,561,830	$817,801
Cash & Cash Equivalents	$492,234	$404,322
Accounts Receivable	$42,281	$42,281
Short-term Debt	$1,146,294	$325,452
Long-term Debt	$9,412	$12,549
Revenues/Sales	$4,779,871	$3,222,067
Cost of Goods Sold	$1,600,859	$868,342
Taxes Paid	$0	$0
Net Income	$244,649	$548,101

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
May 27, 2022

Rebuff Corp



REBUFF REALITY

Up to $1,070,000 of SAFEs (Simple Agreements for Future Equity)

Rebuff Corp ("Rebuff Reality", "Rebuff", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of SAFEs (Simple Agreements for Future Equity) (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by August 12, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by July 29, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.rebuffreality.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/rebuff.reality

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Rebuff Corp ("the Company") was incorporated on January 12, 2017 under the laws of the State of Florida, and is headquartered in Miami, Florida.

The Company is located at 13727 SW 152nd Street, #762, Miami, Florida 33177.

The Company's website is https://www.rebuffreality.com/.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/rebuff.reality and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFEs being offered	$25,000
Maximum amount of SAFEs through Regulation CF	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	August 12, 2022
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 14, 16, and 17.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention to marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

Its international operations could be affected by a variety of parameters. These parameters may include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Florida Corporation and Florida does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company has outstanding liabilities. During the years presented in the financial review, the Company entered into promissory notes & loans agreements. The Company entered into a PayPal loan for a principal amount of $75,000, with an interest rate of 14% and a loan fee of approximately $2,800. This loan was taken in November 2020 and matured in November 2021. The Company entered into an Auto loan for a principal amount of approximately $15,800, with an interest rate of 3.37%. This loan was taken in December 2020 and matures in December 2025. The Company has an outstanding revolving demand note from HSBC Bank for an amount of $275,000, with an interest rate of 4.75%. This loan was taken in November 2021 and is payable on demand. During fiscal year 2020, the Company entered into a Forward Financing agreement with Shopify Capital Inc. in the amount of $372.900. It bears a remittance rate of 17%. The lender provides the Company with the advance amount of $330,000 in exchange for the sale of receivables to the lender. As of December 31, 2021 and December 31, 2020, the outstanding balances of this kind of financing is in the amount of $267,197 and $30,049, respectively.

The Company has participated in related party transactions. The Company's CEO and founder, Joseph Sciacchetano, owns 100% of a Chinese company in Chengdu, China, called Libafu Technology Ltd. The purpose of the company is to provide services to Rebuff Corp., including but not limited to: marketing, sales, design, and quality control of products. During 2021, Libafu Technology Ltd provided the services to Rebuff Corp in the amount of $785,000. Libafu is in the process of becoming a wholly owned subsidiary of Rebuff Corp; but was delayed due to COVID-19 pandemic situation in China and delays in government approval process of merger documents. During 2021, the Company paid for rental and business-related expenses of CEO and founder, Joseph Sciacchetano, in the amount of $297,451, who resides full-time in China.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Risks Related to the Securities

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated base valuation cap of $25,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than June 17, 2022 will be issued SAFEs with a valuation cap of $20,000,000. Investors that have their subscription received after June 17, 2022 but no later than June 24, 2022 will be issued SAFEs with a valuation cap of $22,500,000. Investors that have their subscription received after June 24, 2022 will be issued SAFEs with the base valuation cap of $25,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $25,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFEs have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFEs have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These SAFE notes only convert or result in payment in limited circumstances. If the SAFE reach their maturity date, investors (by a decision of the SAFE holders holding a majority of the principal amount of the outstanding SAFE) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $25,000,000 valuation cap or the corresponding discounted valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $25,000,000 valuation cap or the corresponding discounted valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $25,000,000 base valuation cap, so you should not view the valuation cap as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisors.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below), if applicable, under the terms of the SAFE notes offered, and therefore, you may have more limited information rights.

BUSINESS

Description of the Business

The future of the metaverse will depend on technology that can provide users totally immersive, comfortable experiences. Rebuff Reality creates hardware accessories to amplify existing VR/AR products and a fun immersive way to shop for them.

Business Plan

Metaverse Problems

It is no longer an idea from science fiction, but a daily reality for tens of millions of people around the world: users spend a large percentage of their time within VR / AR / MR. Users demand uninterrupted experiences (power), total immersion as opposed to head or hands-only (full-body tracking), a crystal-clear sound environment (audio), and a genuinely enjoyable experience without hiccups (comfort), among other features.

Rebuff your Reality

With a highly diversified product portfolio of over 50 accessories and peripherals, Rebuff Reality aims to attack all of the above problems on multiple fronts. VR Power provides 6-10 hours of playtime on the Oculus Quest, while acting as a counter-weight and improving comfort. TrackStrap and its powered version, TrackStrap Plus, are leading solutions for enabling full-body tracking when paired with the VIVE Tracker. VR Ears is one of the first ever cross-platform off-ear speakers that work on all popular VR headsets and provides a deep level of audio immersion. We also carry Facial Foam Replacement, HeadStrap, Saber Grips, Lens Protectors, and more. Each product was designed with features that aim to solve many of the prevailing problems in the XR market.

The Immersion Age of Shopping

The explosion of online shopping and its ability to deliver the "long tail" - or near infinite selection of products, reviews, cost reductions, etc. - can be defined as part of the Information Age. However, the Metaverse is distinct in that it can provide superior immersion compared to 2D, allowing a high level of product interaction, where users experience all of the features before buying and have fun shopping online. Rebuff Reality's VR Shop, an XR experience that runs in the web browser is a fully immersive shopping experience that allows users to deeply engage with brands from the comfort of their home.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:

- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.50% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 8.43% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Working Capital	60%	60%	10%
General & Administrative	10%	10%	15%
Research & Development	10%	10%	30%
Sales & Marketing	20%	20%	45%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Joe Sciacchetano	Founder & Chief Executive Officer	Responsible for Rebuff's overall strategy and finance
Aaron Waplington	Chief Operating Officer	Responsible for hardware development
Yin Wang	Creative Director	Responsible for creative direction
Yudi Xiao	Software Director	Responsible for software development

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage fully-diluted ownership of the Company of such securities prior to the Offering	Other material terms
Common Stock	7,500,000	Yes	N/A	75%	N/A
Options for Common Stock	2,500,000	Yes, upon exercise	N/A	25%	N/A

The Company has the following outstanding liabilities.

During the years presented in the financial review, the Company entered into promissory notes & loans agreements. The Company entered into a PayPal loan for a principal amount of $75,000, with an interest rate of 14% and a loan fee of approximately $2,800. This loan was taken in November 2020 and matured in November 2021. The Company entered into an Auto loan for a principal amount of approximately $15,800, with an interest rate of 3.37%. This loan was taken in December 2020 and matures in December 2025. The Company has an outstanding revolving demand note from HSBC Bank for an amount of $275,000, with an interest rate of 4.75%. This loan was taken in November 2021 and is payable on demand. During fiscal year 2020, the Company entered into a Forward Financing agreement with Shopify Capital Inc. in the amount of $372.900. It bears a remittance rate of 17%. The lender provides the Company with the advance amount of $330,000 in exchange for the sale of receivables to the lender. As of December 31, 2021 and December 31, 2020, the outstanding balances of this kind of financing is in the amount of $267,197 and $30,049, respectively.

Ownership
A majority of the Company is owned by CEO and Founder, Joseph Sciacchetano.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on a fully-diluted basis, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Joseph Sciacchetano	7,500,000 Shares of Common Stock	75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Rebuff Corp, ("the Company") was incorporated on January 12, 2017 under the laws of the State of Florida, and is headquartered in Miami, Florida.

Rebuff Corp DBA Rebuff Reality, creates premium virtual reality hardware accessories purchasable in an immersive online shopping environment, with a highly diversified product portfolio of over 50 accessories and peripherals. VR Shop is an XR experience that runs in the web browser, is a fully immersive shopping experience that allows users to deeply engage with our products from the comfort of their home.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $615,000 cash on hand as of March 3, 2022, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future outside of normal business development and operation.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFEs are being offered with a valuation cap of $25,000,000 or the corresponding discounted valuation cap for early investors in the offering.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

The Company has not issued securities to outside investors in any prior capital raises.

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the SAFEs.

The SAFE sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $25,000,000 valuation cap, or the corresponding discounted valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $25,000,000 valuation cap, or the corresponding discounted valuation cap.

The securities into which the SAFE in this Offering will convert may have more limited voting and information rights than those to be issued to Major Investors, if applicable, on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The SAFEs in the Regulation D offering convert under similar terms to the SAFEs in this offering.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

None issued.

Dilution

Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes or SAFEs into shares. Typically, the terms of convertible notes or SAFEs issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes or SAFEs get to convert their securities into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes or SAFEs may have a "price cap" or "valuation cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes or SAFEs get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes or SAFEs will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: The Company's CEO and founder, Joseph Sciacchetano, owns 100% of a Chinese company in Chengdu, China, called Libafu Technology Ltd. The purpose of the company is to provide services to Rebuff Corp., including but not limited to: marketing, sales, design, and quality control of products. During 2021, Libafu Technology Ltd provided the services to Rebuff Corp in the amount of $785,000. Libafu is in the process of becoming a wholly owned subsidiary of Rebuff Corp; but was delayed due to COVID-19 pandemic situation in China and delays in government approval process of merger documents. During 2021, the Company paid for rental and business-related expenses of CEO and founder, Joseph Sciacchetano, in the amount of $297,451, who resides full-time in China.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be canceled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be canceled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the

Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ *Joe Sciacchetano*

(Signature)

Joe Sciacchetano

(Name)

Founder & CEO

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Joe Sciacchetano*

(Signature)

Joe Sciacchetano

(Name)

Founder & CEO

(Title)

May 27, 2022

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

23

REBUFF CORP

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Rebuff Corp
Stuart, Florida

We have reviewed the accompanying financial statements of Rebuff Corp (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2022
Los Angeles, California

REBUFF CORP
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	492,234	$	404,322
Acccount receivables, net		42,281		42,281
Inventories		678,144		183,123
Prepaids and other current assets		230,708		152,389
Total current assets		**1,443,367**		**782,114**
Property and equipment, net		118,462		35,686
Total assets	$	**1,561,830**	$	**817,801**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Account payables	$	446,704	$	30,101
Credit Card		90		-
Current portion of loans and notes		278,137		36,728
Forward financing		267,197		30,049
Deferred Revenue		99,878		224,913
Other current liabilities		54,287		3,662
Total current liabilities		**1,146,294**		**325,452**
Loan Payable		9,412		12,549
Total liabilities		**1,155,706**		**338,001**
STOCKHOLDERS EQUITY				
Common Stock		1,000		1,000
Capital Distribution		(632,106)		(313,782)
Retained earnings/(Accumulated Deficit)		1,037,230		792,581
Total stockholders' equity		**406,124**		**479,799**
Total liabilities and stockholders' equity	$	**1,561,830**	$	**817,801**

See accompanying notes to financial statements.

REBUFF CORP

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net revenue	$ 4,779,871	$ 3,222,067
Cost of goods sold	1,600,859	868,342
Gross profit	3,179,012	2,353,725
Operating expenses		
General and administrative	1,489,957	890,604
Research and development	971,521	274,994
Sales and marketing	619,804	487,887
Total operating expenses	3,081,282	1,653,484
Operating income/(loss)	97,730	700,242
Interest expense	43,485	-
Other Loss/(Income)	(190,403)	152,141
Income/(Loss) before provision for income taxes	244,649	548,101
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 244,649**	**$ 548,101**

See accompanying notes to financial statements.

REBUFF CORP

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stocks Shares	Common Stocks Amount	Capital Distribution	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2019	7,500,000	**$ 1,000**	**$ (145,226)**	**$ 244,481**	**$ 100,255**
Capital Distribution			(168,556)		(168,556)
Net income/(loss)				548,101	548,101
Balance—December 31, 2020	7,500,000	1,000	(313,782)	$ 792,581	**$ 479,799**
Capital Distribution			(318,324)		(318,324)
Net income/(loss)				244,649	244,649
Balance—December 31, 2021	**7,500,000**	**$ 1,000**	**$ (632,106)**	**$ 1,037,230**	**$ 406,124**

See accompanying notes to financial statements.

REBUFF CORP
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	244,649	$	548,101
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		52,094		-
Changes in operating assets and liabilities:				
Account receivables, net		-		(12,450)
Inventory		(495,021)		(133,059)
Prepaids and other current assets		(78,319)		(152,389)
Account payables		416,603		(153,369)
Deferred revenue		(125,035)		224,913
Credit Cards		90		-
Other current liabilities		50,625		3,620
Net cash provided/(used) by operating activities		**65,686**		**325,367**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(134,870)		(35,686)
Net cash provided/(used) in investing activities		**(134,870)**		**(35,686)**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital distribution		(318,324)		(168,556)
Forward financing		237,149		30,049
Borrowing on Promissory Notes and Loans		238,272		
Repayment of Promissory Notes and Loans		-		(15,535)
Net cash provided/(used) by financing activities		**157,097**		**(154,043)**
Change in cash		87,913		135,637
Cash—beginning of year		404,322		268,684
Cash—end of year	$	**492,234**	$	**404,322**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	43,485	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Rebuff Corp was incorporated on January 12, 2017, in the state of Florida. The financial statements of Rebuff Corp (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Miami, Florida.

Rebuff Corp DBA Rebuff Reality, creates premium virtual reality hardware accessories purchasable in an immersive online shopping environment, with a highly diversified product portfolio of over 50 accessories and peripherals. VR Shop is an XR experience that runs in the web browser, is a fully immersive shopping experience that allows users to deeply engage with our products from the comfort of their home.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents exceeded FDIC insured limits by $242,234 and $154,322, respectively.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using an average method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Equipment	5-7 years
Tooling	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Rebuff Corp is an S corporation for income tax purposes. The member is liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Capital Distributions were paid to owner for S-Corp status pass-through corporate taxation, therefore, distributions from the company are paid to the Member to satisfy these tax obligations, as well as accumulated profit surplus since inception.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its products in VR Shop, on its e-commerce platform rebuffreality.com, Amazon, and via a distribution network

Cost of sales

Cost of Goods sold includes cost of goods sold, freight in, and other inbound logistical expenses and fees. Freight expenses is necessary inbound logistic expenses. Shipping products to customer is part fulfilment expenses which charged by Amazon, Shopify and UPS etc. and Rebuff charge these from customer.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $619,804 and $487,887, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Other loss/Income

Other loss/Income incurred pertains mainly to adjustment of inventory. As of December 31, 2021, and December 31, 2020 amounted to $-190,403 and $152,141.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2021	2020
Finished goods	678,144	183,123
Total Inventories	**$ 678,144**	**$ 183,123**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Prepaid and other current assets consist of the following items:

As of Year Ended December 31,	2021	2020
Amazon Receivables	207,766	131,928
Shopify Receivables	22,943	20,461
Total Prepaids and other current assets	**$ 230,708**	**$ 152,389**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Sales Tax	11,387	3,662
Accrued interest	42,900	
Total Prepaids and other current assets	**$ 54,287**	**$ 3,662**

5. PROPERTY AND EQUIPMENT

As of December 31, 2021, and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,	2021		2020	
Furniture and Equipment	$	35,686	$	35,686
Tooling		134,870		
Property and Equipment, at Cost		**170,556**		**35,686**
Accumulated depreciation		(52,094)		-
Property and Equipment, Net	$	**118,462**	$	**35,686**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $52,094 and $0, respectively.

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock with no par value. As of December 31, 2021, and December 31, 2020, 7,500,000 shares have been issued and are outstanding.

7.   DEBT

Promissory Notes & Loans

During the years presented, the Company entered into promissory notes & loans agreements. The details of the Company's loans, notes, and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Loan Fee	Borrowing Period	Maturity Date	For the Year Ended December 2021					For the Year Ended December 2020				
						Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Paypal Loan	$ 75,000	14.00%	$ 2,831	11.04.2020	11.04.2021	$ -	$ -	$ -	$ -	$ -	$ 4,703	$ 4,703	$ 33,590		$ 33,590
Auto Loan	$ 15,868	3.37%		12.26.2020	12.25.2025	$ 462	$ 462	$ 3,137	$ 9,412	$ 12,549	$ 529	$ 529	$ 3,137	$ 12,549	$ 15,686
Revolving Demand Note- HSBC Bank USA	$ 275,000	4.75%		11.19.2021	on demand	$ 13,063	$ 13,063	$ 275,000	$ -	$ 275,000	$ -	$ -	$ -		$ -
Total						$ 13,525	$ 13,525	$ 278,137	$ 9,412	$ 287,549	$ 4,703	$ 4,703	$ 36,728	$ 12,549	$ 49,277

The summary of the future maturities is as follows:

As of Year Ended December 31, 2021	
2022	$ 278,137
2023	3,137
2024	3,137
2025	3,137
2026	-
Thereafter	-
Total	**$ 287,549**

Forward Financing

During fiscal year 2020, the Company entered into a finance agreement with Shopify Capital Inc. in the amount of $372.900. It bears a remittance rate of 17%. The lender provides the Company with the advance amount of $330,000 in exchange for the sale of receivables to the lender. As of December 31, 2021, December 31, 2020, the outstanding balances of this kind of financing is in the amount of $267,197 and $30,049, which is the amount is classified as the current portion.

8.   RELATED PARTY

The CEO and founder, Joseph Louis Sciacchetano owns 100% of a Chinese company in Chengdu, China, called Libafu Technology Ltd. The purpose of the company is to provide services to Rebuff Corp., including but not limit to: marketing, sales, design, and quality control of products. During 2021, Libafu Technology Ltd provided the services to Rebuff Corp in the amount of $785,000.

Libafu has 21 staff working from 500 square meters of class A office space located in Chengdu and Shenzhen, China. It is in the process of becoming a wholly owned subsidiary of Rebuff Corp. But was delayed due to covid-19 pandemic situation in China and government approval process of merger documents.

During 2021, the company paid for rental and business-related expenses of CEO and founder, Joseph Louis Sciacchetano in the amount of $297,451, who resides full-time in China.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through April 15, 2022, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C
SI Website



Rebuff Reality

Premium virtual reality hardware accessories purchasable in an immersive online shopping environment

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$1,000	**$25,000,000**	**SAFE Note**
Minimum	Valuation cap	Security Type

INVEST IN REBUFF REALITY

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

E-Commerce   Consumer Electronics   Virtual Reality   Miami

Website: http://rebuffreality.com

Share: f 🐦 in

Rebuff Reality is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Investor Perks

Market Landscape

Risks & Disclosures

Form C

Data Room

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Company Highlights

> Achieved over $4.7M in revenue in 2021, representing a 81% profit-driven CAGR over 3 years (since 2019) (unaudited)

> Established brand in VR accessories with over 50 products & 100,000 units shipped to 70+ countries globally

> Highly targeted in-VR shopping platform, a future-focused way for owners of VR headsets to experience and buy VR products

> Officially licensed "VIVE Ready" products, and distribution agreements in place channeling to major big-box retailers

> User analytics system to capture user purchase and movement behavior in 3D space in VR, allowing for software-speed iterations of physical presence spaces in VR

Fundraise Highlights

> Total Round Size: US $3,000,000

> Raise Description: Seed

> Minimum Investment: US $1,000 per investor

> Security Type: SAFE Note (SWIFT)

> Target Minimum Raise Amount: US $250,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $20,000,000 before Jun 18, 2022

> Valuation Cap Schedule: See Full Schedule

The future of the metaverse will depend on technology that can provide users totally immersive, comfortable experiences. Rebuff Reality creates hardware accessories to amplify existing VR/AR products and a fun, immersive way to shop for them.

Metaverse Problems

It is no longer an idea from science fiction, but a daily reality for tens of millions of people around the world: users spend a large percentage of their time within VR / AR / MR. Users demand uninterrupted experiences (power), total immersion as opposed to head- or hands-only (full-body tracking), a crystal-clear sound environment (audio), and a genuinely enjoyable experience without hiccups (comfort), among other features.

Rebuff your Reality

With a highly diversified product portfolio of over 50 accessories and peripherals, Rebuff Reality aims to attack all of the above problems on multiple fronts. VR Power provides 6-10 hours of playtime on the Oculus Quest, while acting as a counter-weight and improving comfort. TrackStrap and its powered version, TrackStrap Plus, are leading solutions for enabling full-body tracking when paired with the VIVE Tracker. VR Ears is one of the first ever cross-platform, off-ear speakers that work on all popular VR headsets and provides a deep level of audio immersion. We also carry Facial Foam Replacement, HeadStrap, Saber Grips, Lens Protectors, and more. Each product was designed with features that aim to solve many of the prevailing problems in the XR market.

The Immersion Age of Shopping

The explosion of online shopping and its ability to deliver the "long tail" - or near infinite selection of products, reviews, cost reductions, etc. - can be defined as part of the Information Age. However, the Metaverse is distinct in that it can provide superior immersion compared to 2D, allowing a high level of product interaction, where users experience all of the features before buying and have fun shopping online. Rebuff Reality's VR Shop, an XR experience that runs in a web browser, is a fully immersive shopping experience that allows users to deeply engage with brands from the comfort of their home.

Gallery





VR Shop.

Hold our products in your hand without leaving the comfort of your home.

Media Mentions



THE VERGE | tom's HARDWARE | TechCrunch | VentureBeat | ROAD TO VR

Rolling Stone | yahoo! finance | Forbes | techradar | PC GAMER

UPLOAD | DIGITAL TRENDS | VR focus | SLASHGEAR | Game Developer

engadget | DualSHOCKERS | TweakTown | bit-tech | VR FITNESS INSIDER

WAREABLE | IGN

The Team

Founders and Officers



Joe Sciacchetano

FOUNDER & CEO

Joe has more than 8 years experience in corporate development and venture investment, working with small startups and large publicly traded companies. Joe sets the strategic direction for Rebuff as well as using data-driven decision making to generate profit-driven organic growth.

He founded LC Clearinghouse out of college, a commodities trading firm, before working in finance at Merrill Lynch followed by Kinyoon Group. He later worked at gaming companies Sanqi Entertainment and Skymoons Interactive(acquired by Iqiyi), where he developed opportunities related to cross-border venture investment and M&A.

Since leaving school early to see The Matrix, Joe has always had an intense passion for Virtual Reality and deep connection to future of the metaverse. He also skipped a grade and graduated college a year early with a degree in Philosophy, with a focus on the "brain in the vat" argument.



Yin Wang

CREATIVE DIRECTOR

Yin was the first hire at a creative design studio in NYC that he helped build into a team of 20 highly imaginative individuals. He has 8+ years of experience working as Art Director/Designer/Production Artist with world leading brands such as Facebook, Google, Reebok, and more.

Yin was able to create 100+ designs for some of the above-mentioned brands, as well as successful new product launch campaigns for up-and-coming high-growth companies.

At Rebuff, Yin leads the creative vision for all design initiatives including industrial design of our hardware products, software design of VR Shop, and visual direction for our Metaverse Marketplace.

Always passionate in arts growing up, Yin decided to pursuit a career in this field, and graduated with a Bachelor's degree in graphic design from Queens College NYC.



Aaron Waplington

CHIEF OPERATING OFFICER

Aaron has 17 years experience in the consumer electronics industry going from concept to customer. This led to him to work as the Asia Pacific Director for Tymphany (an Audio products manufacturer) where he worked with brands such as Beats, Sonos, Bose, Harman.

Later, he was invited to join Eastech as GM of operations – Premier Sound Group. He led global teams to design and build a brand-new automated transducer production facility, that supplied branded audio to some of the worlds leading car manufactures.

At Rebuff, Aaron leads the hardware product development, manufacturing/supply chain, and logistics teams. He studied electronics systems engineering at Edith Cowan University, leaving to purchase a loudspeaker factory which he owned for over 6 years.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $3,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Tiered SAFE Note (SWIFT)
Conversion discount:	20.0%
Valuation Cap:	US $20,000,000 no later than Jun 17, 2022 US $22,500,000 no later than Jun 24, 2022

Additional Terms

You are investing in a SAFE:	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.
Custody of Securities:	Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Rebuff Reality has set an overall target minimum of US $250,000 for the round, Rebuff Reality must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Rebuff Reality's Form C.

Regulation CF cap:	While Rebuff Reality is offering up to US $3,000,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Working Capital
- General & Administrative
- Research & Development
- Sales & Marketing

If Maximum Amount Is Raised



- Working Capital
- General & Administrative
- Research & Development
- Sales & Marketing

Investor Perks

Tier 1: Investors who invest **$2,500 - $4,999** will receive a 20% discount on all Rebuff Reality products and an additional quarterly investor email from the CEO.

Tier 2: Investors who invest **$5,000 - $9,999** will receive Tier 1 bonus perks plus your name added to the "Wall of Investors" inside the Rebuff VR Shop, and get to participate in annual group investor call with the CEO.

Tier 3: Investors who invest **$10,000 - $24,999** will receive Tier 1 & 2 bonus perks plus participation in a yearly group video chat session with the CEO and a Lucite stock certificate display showing the number of shares owned and Rebuff Reality logo (a "tombstone").

Tier 4: Investors who invest **$25,000 - $49,999** will receive Tier 1, 2 & 3 bonus perks plus participation in a yearly one-on-one video chat session with the CEO and are invited to attend a group leadership dinner in Miami.

Tier 5: Investors who invest **$50,000 or more** will receive Tier 1, 2, 3 & 4 bonus perks plus are invited to a one-time private tour of a Rebuff Reality facility with the CEO.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Market Landscape



Augmented Reality (AR), Virtual Reality (VR), and Mixed Reality (MR) Market Size - Worldwide from 2021 to 2024

The global augmented reality (AR), virtual reality (VR), and mixed reality (MR) market is forecasted to reach $30.7 billion in 2021, and rise to almost $300 billion by 2024.

What is AR/VR?

AR/VR technology makes use of sensory devices to either virtually modify a user's environment or completely immerse them in a simulated environment. Virtual reality devices typically consist of specially designed headsets that offer complete visual immersion into a simulated environment, while augmented reality relies on headsets that add virtual elements to a user's actual environment. In 2020, sales of AR/VR headsets were projected to reach 5.5 million units. When it comes to VR/AR device sales by vendor, Sony's PlayStation VR and Facebook's Oculus VR headsets are the major VR headset products being sold on the market right now.

VR and Gaming

One major use of VR headsets is for gaming, as such devices allow gamers to have a full-immersive experience in the gaming world, be it a fantasy land or the driver's seat of a racing car. There are different types of VR gaming headsets, including headsets for PC, console and premium mobile devices, as well as standalone devices. In 2019, of the overall VR gaming device shipments, 2.8 million units of standalone VR gaming headsets were shipped worldwide. VR headsets are becoming increasingly popular among gamers, and are considered by 37 percent of surveyed global game developers to be an important platform for future growth.

Source: Statista

Risks and Disclosures

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

You may be subject to a different valuation cap from other investors in this Offering. The Company has an evaluated base valuation cap of $25,000,000. However, investors that invest earlier in the Offering may be rewarded with a lower valuation cap. Investors that have their subscription received no later than June 17, 2022 will be issued SAFEs with a valuation cap of $20,000,000. Investors that have their subscription received after June 17, 2022 but no later than June 24, 2022 will be issued SAFEs with a valuation cap of $22,500,000. Investors that have their subscription received after June 24, 2022 will be issued SAFEs with the base valuation cap of $25,000,000. Investors that invest earlier in the Offering are rewarded with a lower valuation cap, and their notes may therefore convert at a lower price. Investments made through the SeedInvest Auto Invest program will always receive SAFEs with a valuation cap of $25,000,000, regardless of the date the subscription was received. Other than the differences in the valuation cap described herein, there are no other differences between these SAFEs.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. The Company may face pricing pressure in obtaining and retaining their clients. Their clients may be able to seek price reductions from them when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. Their clients may also reduce services if they decide to move services in-house. On some occasions, pricing pressure results in lower revenue from a client than the Company had anticipated based on their previous agreement with that client. This reduction in revenue could result in an adverse effect on their business and results of operations.

Further, failure to renew client contracts on favorable terms could adversely affect the Company's business. The Company's contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If they are not successful in achieving a high rate of contract renewals on favorable terms, their business and results of operations could be adversely affected.

Maintaining, extending, and expanding the Company's reputation and brand image are essential to the Company's business success. The Company seeks to maintain, extend, and expand their brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect the Company's brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on the Company's advertising, consumer promotions and marketing, or their response to those restrictions, could limit their efforts to maintain, extend and expand their brands. Moreover, adverse publicity about regulatory or legal action against the Company could damage the Company's reputation and brand image, undermine their customers' confidence and reduce long-term demand for their products, even if the regulatory or legal action is unfounded or not material to their operations.

In addition, the Company's success in maintaining, extending, and expanding the Company's brand image depends on their ability to adapt to a rapidly changing media environment. The Company increasingly relies on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about the Company, their brands or their products on social or digital media, whether or not valid, could seriously damage their brand and reputation. If the Company does not establish, maintain, extend and expand their brand image, then their product sales, financial condition and results of operations could be adversely affected.

Manufacturing or design defects, unanticipated use of the Company's products, or inadequate disclosure of risks relating to the use of the products could lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to its products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for its products. Personal injuries relating to the use of its products could also result in product liability claims being brought against the Company. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing its services can lead to injury or other adverse events.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services, and maintaining the integrity of the data that supports the safety and efficacy of its products. The Company's future success depends on their ability to maintain and continuously improve their quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in the Company or the Company's current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against the Company in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against the Company could have an adverse effect on their business and their reputation.

A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction, and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect their reputation and brand image. The Company also could be adversely affected if consumers in their principal markets lose confidence in the safety and quality of their products.

The Company is subject to rapid technological change and dependence on new product development. Their industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, the Company must continually improve and enhance its products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Their success will also depend substantially upon the Company's ability to anticipate, and to adapt its products and services to its collaborative partner's preferences. There can be no assurance that technological developments will not render some of its products and services obsolete, or that they will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on their business and results of operations. Also, to the extent one or more of their competitors introduces products and services that better address a customer's needs, their business would be adversely affected.

The Company depends on third party providers, suppliers and licensors to supply some of the hardware, software, and operational support necessary to provide some of their services. The Company obtains these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services the Company desires. Some of their hardware, software, and operational support vendors represent their sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services the Company needs in a timely manner, at their specifications and at reasonable prices, their ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay their ability to serve their customers. These events could materially and adversely affect the Company's ability to retain and attract customers, and have a material negative impact on their operations, business, financial results, and financial condition.

Its international operations could be affected by a variety of parameters. These parameters may include currency fluctuations, capital and exchange controls, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, trade regulations and procedures and actions affecting approval, production, pricing, and marketing of, reimbursement for and access to its products, as well as by political unrest, unstable governments and legal systems and inter-governmental disputes. Any of these changes could adversely affect its business. Many emerging markets have experienced growth rates in excess of the world's largest markets, leading to an increased contribution to the industry's global performance. There is no assurance that these countries will continue to sustain these growth rates.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Florida Corporation and Florida does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These record-keeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company projects aggressive growth. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In general, demand for the Company's products and services is highly correlated with general economic conditions. A substantial portion of their revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which they operate may adversely impact their consolidated financial results. Because such declines in demand are difficult to predict, the Company or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for their products and services.

The Company has outstanding liabilities. During the years presented in the financial review, the Company entered into promissory notes & loans agreements. The Company entered into a PayPal loan for a principal amount of $75,000, with an interest rate of 14% and a loan fee of approximately $2,800. This loan was taken in November 2020 and matured in November 2021. The Company entered into an Auto loan for a principal amount of approximately $15,800, with an interest rate of 3.37%. This loan was taken in December 2020 and matures in December 2025. The Company has an outstanding revolving demand note from HSBC Bank for an amount of $275,000, with an interest rate of 4.75%. This loan was taken in November 2021 and is payable on demand. During fiscal year 2020, the Company entered into a Forward Financing agreement with Shopify Capital Inc. in the amount of $372.900. It bears a remittance rate of 17%. The lender provides the Company with the advance amount of $330,000 in exchange for the sale of receivables to the lender. As of December 31, 2021 and December 31, 2020, the outstanding balances of this kind of financing is in the amount of $267,197 and $30,049, respectively.

The Company has participated in related party transactions. The Company's CEO and founder, Joseph Sciacchetano, owns 100% of a Chinese company in Chengdu, China, called Libafu Technology Ltd. The purpose of the company is to provide services to Rebuff Corp., including but not limited to: marketing, sales, design, and quality control of products. During 2021, Libafu Technology Ltd provided the services to Rebuff Corp in the amount of $785,000. Libafu is in the process of becoming a wholly owned subsidiary of Rebuff Corp; but was delayed due to COVID-19 pandemic situation in China and delays in government approval process of merger documents. During 2021, the Company paid for rental and business-related expenses of CEO and founder, Joseph Sciacchetano, in the amount of $297,451, who resides full-time in China.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.



Rebuff Reality's Form C

The Form C is a document the company must file with the Securities and Exchange Commission, which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Download Rebuff Reality's Form C

Data Room

NAME	LAST MODIFIED	TYPE
〉 ▢ Financials (2 files)	May 26, 2022	Folder
〉 ▢ Fundraising Round (1 file)	May 26, 2022	Folder
〉 ▢ Investor Agreements (1 file)	May 26, 2022	Folder
〉 ▢ Miscellaneous (4 files)	May 26, 2022	Folder

Join the Conversation

Be the first to post a comment or question about Rebuff Reality.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?

the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Reg CF?

Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Rebuff Reality

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Rebuff Reality. Once Rebuff Reality accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Rebuff Reality in exchange for your securities. At that point, you will be a proud owner in Rebuff Reality.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number

2. Employment and employer information

3. Net worth and income information

4. Your accredited investor status

5. Social Security Number or passport

6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?

Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:

- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.

- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, Rebuff Reality has set a minimum investment amount of US $1,000.

Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Rebuff Reality does not plan to list these securities on a national exchange or another secondary market. At some point Rebuff Reality may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Rebuff Reality either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Rebuff Reality's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Rebuff Reality's Form C. The Form C includes important details about Rebuff Reality's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



REBUFF REALITY

DISCLAIMER

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

REBUFF REALITY HAS GROWN REVENUES BY 81% ANNUALLY, FROM $0.8M IN 2019 TO $4.7M IN 2021



HISTORICAL REVENUE GROWTH (USD)
Profit Driven, $0 external funding

81% CAGR

2017 - 2018

Rebuff Corp. Born

Rebuff Reality Brand Established

Products Officially Licensed by VIVE

E-Commerce

Metaverse Commerce

Rebuff Hardware

3rd Party Hardware

2019

VR gamers buy on VR focused E-com site rebuffreality.com

Hardcore VR full-body tracking accessories

2020

In-VR shopping with VR Chat storefront cooperation

Mid-Core VR Gamers with powerbanks & protection

2021

Metaverse / In-VR Shopping

Mass-market VR with 50+ products

$5,000,000
$4,000,000
$3,000,000
$2,000,000
$1,000,000

* Revenue figures are unaudited

3

THE VR MARKET AS A WHOLE IS GROWING EXPONENTIALLY, REACHING NEARLY $300B IN 2024

E-COMMERCE SALES BY COUNTRY (2021)

Full presence in the 3 biggest markets of USA, Europe Japan, huge growth opportunity in China

China — $2,779.31 B
US — $843.15 B
Europe — $387.65 B
Japan — $144.08 B





THE TRILLION-DOLLAR SMARTPHONE ECONOMY

Accessories market expected to grow in tandem with VR devices



Exponential Trend R² = 0.959

3M
2.25M
1.5M
0.75M
0M

Jul 2016, Jan 17, Jul 2017, Jan 2018, Jul 2018, Jan 2019, Jul 2019, Jan 2020, Jul 2020, Jan 2021, Jul 2021, Jan 2022

ROAD TO VR

Monthly-Connected VR Headsets on Steam

(As of January 2022 by # of Headsets)

Hardware improvements, diverse content, and macro factors have all contributed to VR's continued exponential growth

VR & AR Market Size

(Global 2021 – 2024)

Growth set to expand with current backing from all major tech companies

58.7% CAGR



$30.7B — 2021
$58.7B — 2022
$124.4B — 2023
$296.9B — 2024

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

LARGE HARDWARE AND SOFTWARE
PROBLEMS PERSIST IN THE VR MARKET





HARDWARE

SOFTWARE

VR headsets are uncomfortable, have short battery life, sub-par audio, and only head and hands tracking

Customers are unable to deeply experience products before purchase & have fun shopping without travel to a store

HARDWARE: REBUFF REALITY SELLS 50+ VR ACCESSORIES TO SOLVE MANY PREVAILING PROBLEMS



PLATFORM AGNOSTIC
Most products work with a wide range of headsets including Oculus, VIVE, PSVR, and more

CUSTOM MADE
Further products optimized to work specifically with market-leading HMDs

SOFTWARE: PURCHASE ALL THESE PRODUCTS IN FULLY IMMERSIVE VIRTUAL SHOPPING WORLDS

Browser-Based & Cross-Platform Metaverse Shopping Platform



Digital 1:1 Hand-Held Scale Demo



Product Usage Education + Checkout Functionality



Social Interactions + AI Bot Support (Beta)



Fun Mini Games To Unlock Rewards

LEARN ABOUT REBUFF REALITY THROUGH A TON OF
HIGHLY ENGAGING METAVERSE EVENTS IN VR SOCIAL WORLDS









VR Ears Fans
Meet-up Party in
VRChat VOID Club

Rebuff Reality x 808 Club
Charity for Mental Health

2-Day Music Event
with MUZZFest Tour

3-Day Outdoor Music
Festival w/ SlyFest

Awareness

STAGGERING
RESULTS IN...

- Solid Brand Recognition
- Key Partnerships
- High Growth/Network
- Passionate World Builders

8

STRONGLY TARGETED MARKETING CAMPAIGNS
HAPPENING IN VR FOR VR ACCESSORIES





360° VIDEO ADS WITH VR/AR

- Immersive product awareness
- Guided brand interactions
- Smooth transition from 360° videos to rebuff.com

IN-VR ADS/PRODUCT PLACEMENT

- Ads and products display in venue
- Branded merchandises displayed during the event



Consideration

DIFFERENT WORLDS SERVE DIFFERENT PURPOSES, SUCH AS PRODUCT ENGAGEMENT AND DEMONSTRATION

Each world is connected like a traditional website, with navigation as if pages on 2D browser
Each a potentially billion dollar business in the metaverse

Home World / Landing Page
exhibits top promotions and directs users to other worlds

Product Station / Product Page
product details and in-depth interactions with the product

Conversion

HOME WORLD

STREAMING HUB
ALPHA

PRODUCT STATION

CATEGORY DEPOT
BETA

SOCIAL LOUNGE
BETA

HELP DESK
ALPHA

USER DATA ANALYTICS ALLOWS RAPID ITERATION ON THE DESIGN OF VR SHOPPING WORLDS

From the **movements** of each individual to **where they're looking** at are data we can collect to improve store layout, recommend products, and **curate user behaviors**

Design iteration on a fully interactable 3D store **a fraction the cost** and time on designing and building a new physical retail store in real life

All data are collected anonymously for internal use only



User Movement Data

Order Place Event

Add To Cart Event

User View Focus Data

Product View Event

Product Interaction Event



Improving shop design according to data in 2 - 4 weeks

DISTRIBUTION NETWORK THAT EXTENDS ALL OVER THE GLOBE AND INTO BIG BOX RETAILERS



FBA
Upcoming Coverage
Drop Shipping

For sale and shipped to customers via FBA (Fulfillment By Amazon) on 5 continents and 15 countries

rebuffreality.com scalable via our web platform

Fulfill orders to customers in North America via owned and operated warehouse

Fulfillment operations globally from China warehouse and through drop shipping partners to **70+ countries**

NORTH AMERICA

EUROPE

ASIA

MULTIPLE STRATEGIC LICENSING AND CONTENT PARTNERS WITH INDUSTRY LEADERS







VIVE × REBUFF REALITY

Early strategic & licensing partnership with VIVE established Rebuff as a "VR household" brand name from the onset

VIVE is the second largest VR hardware provider in the market

TrackBelt

VIVE READY

TrackStrap has been an Officially Licensed VIVE Ready Product available for sale on VIVE.com since late 2017.



HIGH FIDELITY
GOALIE VR
CLIMBEY
FINAL SOCCER
THE PATH OF GREATEST RESISTANCE
ISLAND 359
MONSTER AWAKENS
RICHIE'S PLANK EXPERIENCE
TORNUFFALO
VR CHAT

Rebuff Reality packaging features several awesome games

Licensing Discussion in progress with several leading brands

Further content in development or under customization for Rebuff

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

TEAM BACKGROUNDS IN FINANCE, HARDWARE, DESIGN, AND SOFTWARE, WORKING WITH WORLD LEADING INSTITUTIONS



Joe Sciacchetano
Founder & CEO

Joe has more than 8 years experience in corporate development and venture investment, working with small startups and large publicly traded companies. Joe sets the strategic direction for Rebuff as well as using data-driven decision making to generate profit-driven organic growth.

He founded LC Clearinghouse out of college, a commodities trading firm, before working in finance at Merrill Lynch followed by Kinyoon Group. He later worked at gaming companies Sanqi Entertainment and Skymoons Interactive (acquired by Iqiyi), where he developed opportunities related to cross-border venture investment and M&A.

Since leaving school early to see The Matrix, Joe has always had an intense passion for Virtual Reality and deep connection to future of the metaverse. He also skipped a grade and graduated college a year early with a degree in Philosophy, with a focus on the "brain in the vat argument



Yin Wang
Creative Director

Yin was the first hire at a creative design studio in NYC that he helped build into a team of 20 highly imaginative individuals. He has 8+ years of experience working as Art Director/Designer/Production Artist with world leading brands such as Facebook, Google, Reebok, and more.

Yin was able to create 100+ designs for some of the above-mentioned brands, as well as successful new product launch campaigns for up-and-coming high-growth companies.

At Rebuff, Yin leads the creative vision for all design initiatives including industrial design of our hardware products, software design of VR Shop, and visual direction for our Metaverse Marketplace.

Always passionate in arts growing up, Yin decided to pursuit a career in this field, and graduated with a Bachelor's degree in graphic design from Queens College NYC.



Aaron Waplington
CHIEF OPERATING OFFICER

Aaron has 17 years experience in the consumer electronics industry going from concept to customer. This led to him to work as the Asia Pacific Director for Tymphany (an Audio produces manufacturer) where he worked with brands such as Beats, Sonos, Bose, Harman.

Later, he was invited to join Eastech as GM of operations – Premier Sound Group. He led global teams to design and build a brand-new automated transducer production facility, that supplied branded audio to some of the worlds leading car manufactures.

At Rebuff, Aaron leads the hardware product development, manufacturing/supply chain, and logistics teams. He studied electronics systems engineering at Edith Cowan University, leaving to purchase a loudspeaker factory which he owned for over 6 years.

STRONG REVENUE GROWTH POTENTIAL
IN TANDEM WITH MARKET GROWTH



Numbers in Millions of USD	2021	2022	2023	2024	2025
VR/AR Market size (30B – 300B), Statista, Global News Wire	$30,700	$58,700	$124,400	$296,900	$766,000
VR/AR E-commerce % Market (1% – 3%), Statista	1%	1%	1.5%	2%	3%
VR/AR E-commerce Market Revenue	$307	$587	$1,866	$5,938	$22,980
Rebuff Market Share (1.5% – 3%)	1.5%	1.5%	2%	2.5%	3%
Rebuff Revenue	$4.8 Actual	$8.8	$37.3	$148.5	$689.4

*Top-down forecasts are meant for illustrative purposes and assume successful fundraising with working capital facility

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results. Please see Data Room for additional detail regarding the assumptions underlying these projections.

STRATEGIC EXPANSION IN BOTH HARDWARE AND SOFTWARE FOR A FULLY INTERCONNECTED USER EXPERIENCE



HARDWARE

Branding on par with leading PC/Mobile accessories

AR/MR headset **accessories**

Additional officially **licensed peripherals**

Software platform that seamlessly connects hardware peripherals

VR Shop **AI staff** superior to text chatbots

Data analysis and optimization backend

Platform expansion and unification

SOFTWARE

*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

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REPUTABLE HISTORY

Established brand in VR accessories with over 50 products & **100,000 units shipped** to 70+ countries globally



ACHIEVED $4.8M
(2021 REVENUE)

Representing a **81% CAGR** over the past 3 years, and a total of nearly **$10M USD** since inception, market leader in VR E-Commerce



STRONG DATA ANALYTICS

Capture user purchase and movement behavior in 3D space in VR, allowing for **software-speed iterations** of physical presence spaces in VR

REBUFF YOUR REALITY

UNIQUE PLATFORM

Highly targeted in-VR shopping platform, the **future-proof ideal** way for owners of VR headsets to experience and buy VR products



MEGA TRILLION DOLLAR MARKET

Opportunity to revolutionize e-commerce, physical retail, and international trade over the next 5-10 years as the **metaverse consumes the internet**



*This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

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REBUFF REALITY

www.rebuffreality.com

EXHIBIT E

Video Transcript

Rebuff Corp.
Rebuff Reality

"Rebuff Reality: Fundraise Video"
Overview (https://youtu.be/k46TOS2CeV8**)**

[Disclaimer]

[Narrator]: "Greetings. And Welcome to Rebuff Reality's cyber-shop. The creators of cutting-edge virtual reality accessories. Welcome to the VR Power 2 station. 10,000 MAH battery, 8 hours of VR gaming."

[User]: "Sweet, that's plenty of time to party!" *[Receiving package in real life]* "I really need this thing… *[User snaps power bank to headset and re-enters VR]* Alright, back to the party! SlyFest, here we come!"

[Joe Sciacchetano, CEO]: "Hi I'm Joe, we're Rebuff Reality. What you just saw is not theory, it is a representation of what we're doing right now in VR, the early version of the growing metaverse."

"We've hosted tons of VR events… VR shop is an online e-commerce platform hosted on our website, and VR Power has been one of our best sellers over the past 18 months.

"In 2016, I hurt my back and had trouble walking for several months. And at that time, realized the importance of your legs in virtual reality. Our first product, Trackstrap, is an officially licensed, VIVE-ready product for use in full-body tracking in virtual reality."

"Flash forward 5 years, and the VR market continues on its exponential growth trajectory, and is estimated to reach nearly $300 billion by 2024. And as it did with mobile phones and PC, accessories will be a large part of that market."

"VR headsets suffer from a number of key problems. They're not very comfortable, have short battery lives, no lower-body tracking, and sub-par audio."

[Text shown: "Extending Immersion Time" | Reviewers and customers trialling VR Ears in videos.]

[Reviewer]: "Does it work? Yeah! It works great."

[Reviewer]: "I'm happy with the Rebuff Reality VR Power 2. I think it's a great product."

[Reviewer]: "The counterweight that this battery pack provides, actually makes it more comfortable."

[Reviewer]: "This is an excellent, excellent choice."

[Text shown: "Off-ear Speaker Tech"]

"VR Ears is the first-ever, cross platform, off-ear speaker, that works on all leading VR headsets and provides a far-deeper level of audio immersion.

[Reviewers and customers trialling VR Ears at conference.]

[Rangaprabhu Parthasarathy, Product Manager of Oculus Quest, Oculus by Facebook]: "The audio is definitely more refined. So, that's pretty cool."

[Reek Havok, Sound Designer, Sounds Amazing Company]: "There's no comparison to VR Ears, they are way better quality. Better stereo imaging, better frequency response, more immersive."

[Brandon Connelly Vive Products Promotion, HTC Corporation]: "Way better. Like, yeah, it was night and day."

[Joe]: "And the best part is you can hold VR Ears in your hands right now, in the metaverse, in our own VR shop."

[Text shown: "Full-Body Tracking"]

"Trackstrap, and its powered version, Trackstrap Plus, are great solutions for enabling full-body tracking when paired with the VIVE Tracker."

[Reviewer]: "Rebuff Reality sent this over, this is their Trackstrap Plus. It has an integrated battery bank so you get longer run time."

[Joe]: "We carry over 25 products on our platform, including a facial foam upgrade, headstrap, saber grips, lens protectors, and more. Each of which have a ton of unique features that solve many prevailing problems in virtual reality."

[Text Shown: "Metaverse Marketplace" | Funnel of "Awareness", "Consideration", & "Conversion"]

[Joe]: "Customers learn about Rebuff Reality through a ton of awesome events, happening in metaverse-ready social worlds and VR esports events."

"We then have product placement, where people can, for example, drink from a virtual Rebuff branded cup. As well as retargeting ads, using VR/AR enabled 360º video. Finally, customers enter our virtual shopping, ecommerce platform, where they can pick-up, explore, and purchase all of our products."

"This dedication to engaging with our customers within the metaverse they love builds brand loyalty and advocacy. And as you can see, the Metaverse exists right now, it's just the very early version of the metaverse that we can leverage."

"Our global distribution network allows us to deliver our products direct-to-customers in over 70 countries, as well as big box retailers. Right now, we have a ton of great hardware and a growing software platform. We want to double down on both sides of the business, and merge them together seamlessly."

"We believe in the future, people will not need to leave the comfort of their homes in order to fully experience a product before they decide to buy it. And marketing VR accessories through an online, VR ecommerce platform, provides a highly targeted customer base for our products."

"VR, AR, and the metaverse will revolutionize the world, in an even greater way than the internet did. And Rebuff Reality is an established brand, with a very unique business model, right in the center of it all. So, we hope that you can join us on this journey, and Rebuff your Reality as well!"

[Joe puts on VR headset, as Rebuff Reality products are shown drifting upwards around him]

–

"Main Trailer | Slyfest 2021"
Gallery (https://youtu.be/_YjP-apqknY)

[Images of "SlyFest" in the metaverse. Images on an island environment, with users' Virtual Reality avatars arriving to island for festival, listening to DJ and gathering to dance and interact]

[Closes with "SlyFest" logo]

–